SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)


       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                                (AMENDMENT NO. 2)


                           Symetrics Industries, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.25 per share

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                         (Title of Class of Securities)

                                     8715211
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                                 (CUSIP Number)

                              Aloysius T. Lawn, IV
                          General Counsel and Secretary
                             Tel-Save Holdings, Inc.
                                 6805 Route 202
                               New Hope, PA 18938
                                 (215) 862-1500
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          (Name, Address, and Telephone Number of Person Authorized To
                       Receive Notices and Communications)

                                January 28, 1998
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             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                         (Continued on following pages)


                               (Page 1 of 4 Pages)

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                                   Page 2 of 4

CUSIP No. 8715211

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1)       NAME OF REPORTING PERSONS                       Tel-Save Holdings, Inc.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                  23-2827736
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2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
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3)       SEC USE ONLY
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4)       SOURCE OF FUNDS                                                      WC
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5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           [ ]
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6)       CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
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                                7)     SOLE VOTING POWER               1,460,592
   NUMBER OF                    ------------------------------------------------
    SHARES                      8)     SHARED VOTING POWER                     0
 BENEFICIALLY                   ------------------------------------------------
   OWNED BY                     9)     SOLE DISPOSITIVE POWER          1,460,592
     EACH
  REPORTING                     ------------------------------------------------
 PERSON WITH                    10)    SHARED DISPOSITIVE POWER                0

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11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                      1,460,592
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12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       [ ]
         EXCLUDES CERTAIN SHARES
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13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                89.7%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON                                             HC
--------------------------------------------------------------------------------




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                                   Page 3 of 4

This Amendment No. 2 amends Items 4 and 5 of the Schedule 13D of the Reporting Person. Capitalized terms used herein without definition have the meanings set forth in the Reporting Person's Schedule 13D, as amended by Amendment No. 1 thereto.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby amended as follows:

         The Reporting Person made the purchases referred to in the first paragraph of Item 5(c) in anticipation of a possible acquisition of control of the Issuer. On December 18, 1997, the Reporting Person and the Issuer agreed to enter into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which a wholly-owned subsidiary of the Reporting Person was to make a tender offer (the "Offer") for all of the outstanding shares of common stock, par value $0.25 per share, of the Issuer at a price of $15.00 in cash per share followed by a merger of the Reporting Persons's wholly-owned subsidiary with and into the Issuer (the "Merger"). In connection therewith, the Issuer agreed to grant to the Reporting Person an option (the "Option") to purchase from the Issuer, at a price of $15.00 per share, a number of shares of common stock of the Issuer equal to 19.9% of the aggregate number of shares of common stock of the Issuer outstanding after giving effect to the exercise of the Option. The Option was exercisable within one year of its grant in the event of a Grant Event, as defined in the Merger Agreement. In addition, certain officers and directors of the Issuer -- Jane J. Beach, Earl J. Claire, Dudley E. Garner, Jr., Michael E. Terry, Edwin H. Eichler, Donald W. Ingram, Michael D. Jensen, D. Mitchell Garner, Robert A. Lyons, W. Campbell McKegg, Richard E. Nichols, Jerry Sinclair, and Anton Szpendyk -- (who in the aggregate own approximately 20% of the outstanding common stock of the Issuer) agreed to enter into Tender and Option Agreements with the Reporting Person in which they agreed to tender their shares of common stock of the Issuer pursuant to the Offer and to grant to the Reporting Person an option to purchase any shares of the Issuer that they own.

         By 12:00  midnight  New York City time on January 22,  1998, a total of
1,315,592 shares of Issuer Common Stock had been validly tendered to the Reporting Person at a price of $15.00 per share net to the seller in cash, pursuant to the terms of the Offer. On January 23, 1998, the Reporting Person accepted for payment the 1,315,592 shares of Issuer Common Stock that had been validly tendered pursuant to the terms of the Offer. The Merger was consummated on February 3, 1998. The Reporting Person expects that a Form 15 will be filed shortly, and that reporting obligations under the Securities Exchange Act of 1934 with respect to the Issuer Common Stock will terminate thereafter.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended as follows:

         (a) As of the date hereof, the Reporting Person is deemed to own beneficially 1,460,592 shares, or approximately 89.7%, of the 1,627,713 shares of Issuer Common Stock that the Issuer represented to the Reporting Person to be issued and outstanding as of December 17, 1997.

         No person named in Item 2 as an executive officer or director of the Reporting Person beneficially owns any shares of Issuer Common Stock.

         (b) The Reporting Person has the sole power to vote and the sole power to dispose of the 1,460,592 shares of Issuer Common Stock that the Reporting Person beneficially owns as of the date hereof.

         (c) Between December 2, 1997 and December 8, 1997, the Reporting Person acquired through brokers 145,000 shares of Issuer Common Stock in open market transactions at an average price of $8.71 per share.

         By 12:00  midnight  New York City time on January 22,  1998, a total of
1,315,592 shares of Issuer Common Stock had been validly tendered to the Reporting Person at a price of $15.00 per share net to the seller in cash, pursuant to the terms of the Offer and the Merger Agreement. On January 23, 1998, the Reporting Person accepted and paid for the 1,315,592 shares of Issuer Common Stock that had been validly tendered.

         (d) Not applicable.

         (e) Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    TEL-SAVE HOLDINGS, INC.



                                                    By: /s/ Aloysius T. Lawn, IV
                                                        ------------------------
                                                        Aloysius T. Lawn, IV
                                                        General Counsel and
                                                             Secretary

Date:  February 4, 1998